Filed by Pagaya Technologies Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EJF Acquisition Corp.

(SEC File No.: 001-40113)

Date: November 29, 2021

PAGAYA ANNOUNCES STRONG THIRD-QUARTER 2021 PERFORMANCE

$137 million of Q3 2021 revenue

$320 million year-to-date revenue through Q3, over 220% higher than full-year 2020

NEW YORK & TEL AVIV, Israel — November 29, 2021 – Pagaya Technologies Ltd. (“Pagaya” or the “Company”), a financial technology company that enables financial services providers to expand access to more customers through its artificial intelligence network, today announced financial highlights for the quarter ended September 30, 2021, including industry leading revenue growth. Pagaya and EJF Acquisition Corp. (NASDAQ: EJFAU, EJFA, EJFAW) announced in September that they have entered into a definitive business combination agreement, valued at an estimated enterprise value of approximately $8.5 billion at closing.

Third Quarter 2021 Financial Highlights include1:

•	$137 million in revenue for the third quarter ending September 30, 2021

•	$320 million year-to-date revenue through Q3, over 220% higher than full-year 2020 revenue

•	Strong momentum continuing into Q4 2021

“We are pleased to deliver strong third-quarter results, generating record revenue and continuing to expand our partnerships,” said Gal Krubiner, Co-Founder and Chief Executive Officer of Pagaya. “We remain focused on growing our presence across the unsecured consumer, auto, credit card, point-of-sale, and real estate sectors, and have plans to expand by offering credit solutions for mortgages, insurance, and other data-rich markets. In the immediate future, Pagaya is hyper-focused on integrating its network with banks and Fintech companies across the United States, delivering a comprehensive technology and capital solution that enables them to grow their customer ecosystem in a capital efficient manner.”

“We are excited about our third quarter growth and our continued strong momentum thus far in the fourth quarter,” said Michael Kurlander, Chief Financial Officer of Pagaya. “We look forward to our entrance into the public markets, targeted for early 2022, through our pending merger with EJF Acquisition Corp. and executing upon our shared vision to grow and scale the business.”

[1]	2020 financial information based on audited financials. Information related to 2021 is based on unaudited financial results.

About Pagaya

Pagaya is a financial technology company leveraging sophisticated AI-driven credit and analysis technology to enable the credit industry to deliver their customers a positive experience while simultaneously enhancing the broader credit ecosystem. Its proprietary API seamlessly integrates into its next-gen infrastructure network of partners to deliver a premium customer user experience and greater access to financial products.

For more information on Pagaya’s technology, services, and careers, please visit www.Pagaya.com.

About EJF Acquisition Corp.

EJF Acquisition Corp. is a blank check company sponsored by EJF Capital LLC and affiliates formed for the purpose of partnering with a high-quality financial services business. EJFA’s management team and Board of Directors are composed of veteran financial service industry executives and founders, including Manny Friedman, Chairman, Neal Wilson, Vice Chairman, Kevin Stein, Chief Executive Officer, and Thomas Mayrhofer, Chief Financial Officer.

Contacts

Investor Contact:

PagayaIR@icrinc.com

Media Contact:

Pagaya@astrskpr.com

EJFA Media Contact:

Pagaya@gasthalter.com

Important Information and Where to Find It

In connection with the proposed business combination between Pagaya and EJFA, Pagaya intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the Securities and Exchange Commission (the “SEC”), EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

3